UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

Enclosure: A press release dated March 22, 2024, announcing the proposed resolutions for STMicroelectronics' 2024 Annual General Meeting of Shareholders.

PR N°C3243C

STMicroelectronics Reports on Resolutions to be Proposed
at the 2024 Annual General Meeting of Shareholders

Amsterdam, March 22, 2024 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced the resolutions to be submitted for adoption at the Annual General Meeting of Shareholders (AGM) which will be held in Amsterdam, the Netherlands, on May 22, 2024.

The resolutions, proposed by the Supervisory Board, are:

•	The adoption of the Remuneration Policy for the Supervisory Board;

•	The adoption of the Company's statutory annual accounts for the year ended December 31, 2023, prepared in accordance with International Financial Reporting Standards (IFRS). The 2023 statutory annual accounts were filed with the Netherlands authority for the Financial Markets (AFM) on March 21, 2024 and are posted on the Company’s website (www.st.com) and the AFM’s website (www.afm.nl);

•	The distribution of a cash dividend of US$ 0.36 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$ 0.09 in each of the second, third and fourth quarters of 2024 and first quarter of 2025 to shareholders of record in the month of each quarterly payment as per the table below;

•	The amendment to the Company’s Articles of Association;

•	The adoption of the Remuneration Policy for the Managing Board;

•	The reappointment of Mr. Jean-Marc Chery as member and Chairman of the Managing Board for a three-year term to expire at the end of the 2027 AGM;

•	The approval of the stock-based portion of the compensation of the President and CEO;

•	The appointment of Mr. Lorenzo Grandi as member of the Managing Board for a three-year term to expire at the end of the 2027 AGM;

•	The approval of the stock-based portion of the compensation of the Chief Financial Officer;

•	The approval of a new 3-year Unvested Stock Award Plan for Management and Key Employees;

•	The reappointment of EY as external auditor for the 2024 and 2025 financial years;

•	The reappointment of Mr. Nicolas Dufourcq, as member of the Supervisory Board, for a three-year term to expire at the end of the 2027 AGM;

•	The reappointment of Ms. Janet Davidson, as member of the Supervisory Board, for a one-year term to expire at the end of the 2025 AGM;

•	The appointment of Mr. Pascal Daloz, as member of the Supervisory Board, for a three-year term expiring at the 2027 AGM, in replacement of Mr. Yann Delabrière whose mandate will expire at the end of the 2024 AGM;

•	The authorization to the Managing Board, until the conclusion of the 2025 AGM, to repurchase shares, subject to the approval of the Supervisory Board;

•	The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2025 AGM;

•	The discharge of the member of the Managing Board; and

•	The discharge of the members of the Supervisory Board.

The record date for all shareholders to participate at the Annual General Meeting of Shareholders will be April 24, 2024. The complete agenda and all relevant detailed information concerning the 2024 AGM, as well as all related AGM materials, are available on the Company’s website (www.st.com) and made available to shareholders in compliance with legal requirements as of March 21, 2024.

As for rule amendments from the Securities and Exchange Commission (SEC) and conforming FINRA rule changes, beginning on May 28, 2024, on US market the new standard for settlement will become the next business day after a trade or t+1. European settlement rule will remain at t+2.

The table below summarizes the full schedule for the quarterly dividends:

Transfer between New York and Dutch registered shares restricted:
	In Europe			in NYSE
Quarter	Ex-dividend Date	Record Date	Payment Date	Ex-dividend and Record Date	Payment Date: on or after	From End of Business in NY on:	Until Open of Business in NY on:
Q2 2024	24-Jun-24	25-Jun-24	26-Jun-24	25-Jun-24	2-Jul-24	21-Jun-24	26-Jun-24
Q3 2024	23-Sep-24	24-Sep-24	25-Sep-24	24-Sep-24	1-Oct-24	20-Sep-24	25-Sep-24
Q4 2024	16-Dec-24	17-Dec-24	18-Dec-24	17-Dec-24	27-Dec-24	13-Dec-24	18-Dec-24
Q1 2025	24-Mar-25	25-Mar-25	26-Mar-25	25-Mar-25	1-Apr-25	21-Mar-25	26-Mar-25

About STMicroelectronics

At ST, we are over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are committed to achieving our goal to become carbon neutral on scope 1 and 2 and partially scope 3 by 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	March 22, 2024	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience